January 18, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Lisa Kohl, Staff Attorney

Mara L. Ransom, Assistant Director

Re:

Registration Statement on Form S-1

Filed December 20, 2012

File No. 333-185571

Dear Ms. Ransom and Kohl:

Below please find our responses to the Staff’s comment letter dated January 14, 2013 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters.  Please refer to SEC Release 33-8869 (2007).  That release makes clear that Rule 144 is not available for resale of securities initially issued by shell companies.  This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months.  Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities.  Accordingly, please revise your prospectus as follows:

Ms. Owings and Kohl

January 18, 2013

•

Please revise your disclosure to state that the selling security holders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares.  In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices.  Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C.

•

Please revise your disclosure to identify your selling shareholders as underwriters.  Please identify your selling shareholders as underwriters on the prospectus cover page, in the Selling Stockholders and Plan of Distribution sections, and elsewhere, as appropriate.

We have made multiple revisions to the Form S-1 to identify the Selling Stockholders as “underwriters” and clarify that the Shares are to be sold at a fixed price of $0.11 per share.  Please see:

•

Prospectus Cover, page 3;

•

Selling Stockholders, page 15;

•

Plan of Distribution, page 16; and

•

Status as a Shell Company, page 18.

In addition, please note that many of the prospective Selling Stockholders decided to withdraw their shares from this offering due to the pricing constraints of being their own underwriter.  Three Selling Stockholders decided to remain in this offering: Seon Won, Jae Hwang, and Taurus Financial Partners, LLC.  We have amended the Form S-1 to reflect this change, please see:

•

Calculation of Registration Fee, page 2;

•

Prospectus Cover, page 3; and

•

Selling Stockholders, page 15.

Risk Factors, page 6

2.

We note your disclosure on pages 24-25 of your Form 10-K for the fiscal year ended December 31, 2011 filed on March 23, 2012 that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2011.  We further note your disclosure on page 31 of your Form 10-Q for the fiscal period ended September 30, 2012 filed on October 22, 2012 that your disclosure controls and procedures were not effective as of September 30, 2012.  Please include a risk factor regarding these conclusions and the resulting risks to your company or tell us why such a risk factor is not appropriate.

We have added a risk factor entitled “We have identified deficiencies in our current internal controls over financial reporting.  Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results.”  See page 10.

Ms. Owings and Kohl

January 18, 2013

Selling Stockholders, page 14

3.

Please disclose any relationships between the company and the selling shareholders and briefly describe the way(s) in which the selling shareholders received the shares of common stock that are being registered in this offering.  In this regard, we note the disclosure in the Form 8-K filed on November 28, 2012 that some of the selling shareholders are consultants to you and the M Stocks’ shares were issued upon conversion of a promissory note.

We have expanded the disclosure under “Selling Stockholders”.  See page 15.

Executive Compensation, page 27

4.

Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012.  Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

We have updated the section entitled “Executive Compensation” to include the fiscal year ended December 31, 2012 in compliance with Rule 402 of Regulation S-K.  See page 28.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Seon Won

Seon Won

President and Chief Executive Officer